Mr. Thomas Jones
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Mail Stop 6010

Re: Micropac Industries, Inc.
Form 10-KSB for Fiscal Year Ended November 30, 2004
File no. 0-05109

Dear Mr. Jones


This letter is Micropac Industries, Inc.'s response to your letter dated July 25, 2005. Following are brief responses to the 15 additional comments.


Item 1. File Form 10KSB as an amendment Form 10KSB/A.


The Company will file an amendment to our Form 10KSB on August 22, 2005.


                                EXPLANATORY NOTE


Micropac Industries, Inc. (the "Company") is filing this Amendment No. 1 to its Annual Report on Form 10-KSB for the year ended November 30, 2004 (which was filed with the Securities and Exchange Commission on January 31, 2005) to expand disclosures, add items that were incorporated by reference, and add exhibits. No changes have been made to the Company's consolidated balance sheets and statements of operations, stockholders' equity and cash flows.


For convenience and ease of reference, we are filing the amended 2004 Annual Report in its entirety. This Amendment No. 1 does not reflect events occurring after the original filing of the 2004 Annual Report.


Item 2. Advanced Energy and Celestica


Added material terms of agreement which is a Document of Understanding between Micropac and Advanced Energy. The Company will file the agreement with Advanced Energy.


There is no agreement or Document of Understanding with Celestica.

Below is the calculation of percentages of revenue.


Percentage of Revenues

                           2003       2004        2003       2004
                         --------   --------    --------   --------
International Sales       2,126.0    3,788.6       17.0%      24.7%
Domestic Sales           10,364.0   11,567.4       83.0%      75.3%
                         --------   --------
Total Sales              12,490.0   15,356.0

AE Sales
International Sales         133.3      822.1        6.3%      21.7%
Domestic Sales             1386.1      535.2       13.4%       4.6%
                         --------   --------
                           1519.4     1357.3       12.2%       8.8%
Celestica Sales
International Sales         850.8     1564.8       40.0%      41.3%
Domestic Sales                  0          0        0.0%       0.0%
                            850.8     1564.8        6.8%      10.2%

Total AE/Celestica
International Sales         984.1     2386.9       46.3%      63.0%
Domestic Sales             1386.1      535.2       13.4%       4.6%
                         --------   --------    --------   --------
                           2370.2     2922.1       19.0%      19.0%


Item 3. Titles were revised to highlight the risk factors.

Item 4. Revised comments on pricing pressures to clarify.

Item 5. Revised comments on supply chain to clarify comments.

Item 6. Expanded the Properties section to clarify Company's interest in properties.

Item 7. Will file loan agreement as an exhibit.

Item 8. Expanded on the Results of operation to clarify offset in new orders.

Item 9. Revised the annual report on prior comments 18-22, 25, and 28.

Item 10. Will file employee agreements as an exhibit.

We did not file the salary reduction plan based on our understanding of Regulation S-B as noted below:

(B) The following management contracts or compensatory plans need not be filed:

(4) Any compensatory plan which is available to employees, officers or directors generally and provides for the same method of allocation of benefits between management and non-management participants;


Item 11. Agreement with Mr. Hempel

         (1) Incorporated by reference to the Registrant's Report on Form 10-KSB for the year ended November 30, 1987 (File No. 0-5109), filed February 12, 1988.


We will file as an exhibit again.


Item 12. Will file agreement with Mr. Nadolsky as an exhibit.

Item 13. Amended filing will have signatures.

Item 14. Letter from audit firm did have date. Will correct in amended filing.

Item 15. Revenue recognition and warranty reserves was based on historical returns.

Revenues are recorded as deliveries are made based upon contract prices. Any losses anticipated on fixed price contracts are provided for currently. Sales are recorded net of sales returns, allowances and discounts.

Because we do not have extended warranties, our exposure is limited to product returns for defective products. In general, we warrant that the products, when delivered, will be free from defects in material workmanship under normal use and service. Our obligations are limited to replacing, repairing or giving credit for, at our option, any products that are returned within one year after the date of shipment.

The Company reserves for potential warranty expense based on historical warranty experience claims. While management considers our process to be adequate to effectively quantify its exposure to warranty claims based on historical performance, changes in warranty claims on a specific or cumulative basis may require management to adjust its reserve for potential warranty costs.

Warranty expense to repair or replace products in 2004, 2003, and 2002 was $33,600, $28,100 and $31,800 respectively.

The management and Board of Directors of the Company acknowledge their responsibility for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

In closing, the Company attempts to avoid unnecessary details, repetition or the use of technical language in our disclosures and attempts to keep the Company's responses to the items of this Registration brief and to the point. We base this on the following from Regulation S-B.

Regulation S-B
PART 228-INTEGRATED DISCLOSURE SYSTEM FOR SMALL BUSINESS ISSUERS

(c) Preparing the disclosure document.

(1) The purpose of a disclosure document is to inform investors. Hence, information should be presented in a clear, concise and understandable fashion. Avoid unnecessary details, repetition or the use of technical language. The responses to the items of this Registration should be brief and to the point.



Sincerely,

/s/ Connie Wood
Connie Wood
President and Chief Executive Officer


/s/ Patrick Cefalu
Patrick Cefalu
Chief Financial Officer


cc:      Mr. James K. Murphey
         Corporate Attorney
         Glast, Phillips & Murray

         Mr. Stanton P. Eigenbrodt
         Glast, Phillips & Murray